UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,850,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		350,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		797,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

797,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,147,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,147,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,997,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,997,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,997,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,997,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

3,997,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,007,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 26856L103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,850,000 Shares beneficially owned by Partners LP is approximately $47,545,765, excluding brokerage commissions. The aggregate purchase price of the 350,000 Shares beneficially owned by Focus Fund is approximately $5,751,458, excluding brokerage commissions. The aggregate purchase price of the 797,500 Shares beneficially owned by Lux Fund is approximately $15,138,596, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 8, 2019, Marathon Partners sent an e-mail (the “Email”) to the Issuer’s Chairman and CEO, Mr. Tarang Amin (“Mr. Amin”), certain members of the Issuer’s board of directors (the “Board”) and senior executives at TPG Growth (“TPG”) regarding the Issuer’s operating performance and share price. Marathon stated its belief that it would be in the best interests of the Issuer’s shareholders to commence an auction process that seeks a sale of the Issuer to the highest bidder. Marathon further stated TPG’s underlying limited partners that are invested in the Issuer would also benefit from an auction process, especially given their continued liquidation of their shares.

In the Email, Marathon demonstrated in a table to Mr. Amin that the Issuer’s poor performance over time was not an opinion but historical fact. Marathon stated that increases in overhead and compensation had not allowed for profit growth over an extended period of time.

Marathon further expressed its belief that the Board did not have the luxury of ignoring the Issuer’s share price and the large discount to private market value. Marathon stated that given the Board’s fiduciary obligation to shareholders, it must weigh a sale of the Issuer versus any other strategies that Mr. Amin or other Board members may pursue to benefit shareholders.

Marathon stated that simple, inescapable math created a very high hurdle against any attempts by the Issuer to create more value by operating as an independent public company versus through an auction process. Due to the Issuer’s high operating and compensation costs, Marathon believes that a strategic acquirer of the brand could cut significant expenses and operate the business much more profitably than an independent company could reasonably expect to achieve.

8

CUSIP NO. 26856L103

Marathon also stated that it believed other public shareholders would agree with its logic that a sales process would deliver a significantly better risk-adjusted outcome for shareholders versus continuing to operate the business independently. Marathon went on to state that, while the Issuer’s management team was skilled, serious deficiencies existed with respect to the running of a public company successfully for the benefit of all shareholders. Marathon further stated that it did not believe that management had given enough to shareholders - profitable growth, aligned compensation programs and corporate governance improvements - to earn their patience or support for the acquisitions of other brands.

Marathon concluded the Email by stating its view that, irrespective of corporate governance shortfalls and other dynamics, the Issuer’s discount to private market value was too wide for the management team to overcome without a sale. Marathon therefore recommend that the Issuer explore strategic alternatives, with the goal of putting the e.l.f. brand in the hands of a new owner that could offer shareholders a significantly higher price than the current one.

Marathon intends to follow up on the Email with a formal letter to the Board outlining additional details and points in the coming weeks.

The foregoing description of the Email does not purport to be complete and is qualified in its entirety by reference to the full text of the Email, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 49,999,358 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	Partners LP
(a)	As of the close of business on November 8, 2019, Partners LP beneficially owned 2,850,000 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,850,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and incorporated herein by reference.
B.	Focus Fund
(a)	As of the close of business on November 8, 2019, Focus Fund beneficially owned 350,000 Shares.

Percentage: Less than 1%

9

CUSIP NO. 26856L103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 350,000

(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and incorporated herein by reference.
C.	Lux Fund
(a)	As of the close of business on November 8, 2019, Lux Fund beneficially owned 797,500 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 797,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 797,500

(c)	Lux Fund has not entered into any transactions in the Shares during the past sixty days.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 350,000 Shares owned by Focus Fund and (ii) 797,500 Shares owned by Lux Fund.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,147,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,147,500

(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Focus Fund during the past sixty days are set forth in Schedule A and incorporated herein by reference.
E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 2,850,000 Shares owned by Partners LP; (ii) 350,000 Shares owned by Focus Fund and (iii) 797,500 Shares owned by Lux Fund.

Percentage: Approximately 8.0%

10

CUSIP NO. 26856L103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,997,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,997,500
(c)

Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Focus Fund and Partners LP during the past sixty days are set forth in Schedule A and incorporated herein by reference.

F.	Mr. Cibelli
(a)	As of the close of business on November 8, 2019, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 2,850,000 Shares owned by Partners LP; (ii) 350,000 Shares owned by Focus Fund and (iii) 797,500 Shares owned by Lux Fund.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 3,997,500
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 3,997,500
(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Focus Fund and Partners LP during the past sixty days are set forth in Schedule A and incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	E-Mail to the Board, dated November 8, 2019.

11

CUSIP NO. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2019

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

12

CUSIP NO. 26856L103

SCHEDULE A

Transaction in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon Partners l.p.

Sale of Common Stock	(25,000)	18.0591	10/04/2019
Sale of Common Stock	(25,000)	18.0876	10/07/2019
Sale of Common Stock	(12,500)	17.2533	10/11/2019
Sale of Common Stock	(12,500)	17.1998	10/22/2019
Sale of Common Stock	(12,500)	16.6484	10/23/2019
Sale of Common Stock	(12,500)	17.0157	10/28/2019
Sale of Common Stock	(12,500)	17.7518	10/29/2019
Sale of Common Stock	(12,500)	17.0631	11/01/2019
Sale of Common Stock	(12,500)	17.9196	11/04/2019
Sale of Common Stock	(58,000)	18.5322	11/07/2019
Sale of Common Stock	(29,500)	17.1304	11/08/2019

Marathon Focus Fund L.P.

Purchase of Common Stock	5,000	15.8697	09/17/2019
Sale of Common Stock	(2,500)	18.0591	10/04/2019
Sale of Common Stock	(2,500)	18.0876	10/07/2019
Sale of Common Stock	(2,500)	17.2533	10/11/2019
Sale of Common Stock	(500)	17.1998	10/22/2019
Sale of Common Stock	(500)	17.0157	10/28/2019
Sale of Common Stock	(1,500)	17.7518	10/29/2019
Sale of Common Stock	(2,500)	17.0631	11/01/2019
Sale of Common Stock	(2,500)	17.9196	11/04/2019
Sale of Common Stock	(5,800)	18.5322	11/07/2019
Sale of Common Stock	(4,200)	17.1304	11/08/2019